MK

SECUR 15045924 SION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH., D.C.
194

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-41807 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Pointe Parkway Suite 1230
(No. and Street)

Atlanta (City) Georgia (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome A. Borzello 770-392-8740
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander Street Ste 4 Marietta, Ga 30060
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MK

## OATH OR AFFIRMATION

I, Jerome A. Borzello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America Wealth Management, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________

____________________________

____________________________

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

WIMBERLY G GLASS
NOTARY PUBLIC
LEE COUNTY, GEORGIA

# AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

# CONTENTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of American Wealth Management, Inc. (a Georgia corporation), which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. American Wealth Management's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of American Wealth Management, Inc. as of December 31, 2014 and 2013, the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of American Wealth Management's financial statements. The supplemental information is the responsibility of American Wealth Management's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company, CPAs, PC

Goldman & Company, CPAs, PC
Marietta, Georgia
February 16, 2015

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

| ASSETS | December 31, 2014 | December 31, 2013 |
|---|---|---|
| Cash & Cash Equivalents | $ 94,322 | $ 101,976 |
| Investments (Note 1) | 25,782 | 20,182 |
| Deposit with Clearing Broker and Others | 26,813 | 26,810 |
| Commissions Receivable | 5,651 | 1,518 |
| Prepaid Expenses | 18,143 | 18,783 |
| Receivable from Clearing Organization | 14,697 | 27,237 |
| Deferred Tax Asset (Note 2) | 2,729 | 10,471 |
| Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $64,543 and $63,698 | 389 | 621 |
| Advances to Stockholder (Note 5) | 178,028 | 176,265 |
| Security Deposit | 6,511 | 6,511 |
| TOTAL ASSETS | 373,065 | 390,374 |

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

| | | |
|---|---|---|
| Payroll Taxes Payable | $ 4,357 | $ 7,502 |
| Accrued Expenses | 6,225 | 34,686 |
| Commissions Payable | 11,883 | 22,607 |
| TOTAL LIABILITIES | $ 22,465 | $ 64,795 |

The Accompanying Notes are an Integral Part of these Financial Statements

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

Continued

| | December 31, 2014 | December 31, 2013 |
|---|---|---|
| SHAREHOLDER'S EQUITY (EXHIBIT C) | | |
| Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding | $ 6,000 | $ 6,000 |
| Additional Paid-In Capital | 31,100 | 31,100 |
| Retained Earnings | 313,500 | 288,479 |
| TOTAL SHAREHOLDER'S EQUITY | 350,600 | 325,579 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 373,065 | $ 390,374 |

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF OPERATIONS

Exhibit B

| | Year Ended December 31, 2014 | Year Ended December 31, 2013 |
|---|---|---|
| REVENUE | | |
| Commissions | $ 3,527,406 | $ 3,293,077 |
| Interest Income | 1,763 | 2,817 |
| Total Revenue | 3,529,169 | 3,295,894 |
| COSTS AND EXPENSES | | |
| Employee Compensation & Benefits | 2,901,858 | 2,727,484 |
| Floor Brokerage, Exchange and Clearing Fees | 386,579 | 319,564 |
| Occupancy | 56,482 | 66,473 |
| Communications & Data Processing | 18,438 | 19,429 |
| Other Expenses | 133,049 | 165,614 |
| Total Costs and Expenses | 3,496,406 | 3,298,564 |
| Income (Loss) before Income Tax Provision | 32,763 | (2,670) |
| Income Tax Expense (Benefit) (Note 2) | 7,742 | (202) |
| NET (LOSS) INCOME | $ 25,021 | $ (2,468) |

The Accompanying Notes are an Integral Part of these Financial Statements.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Exhibit C

| | Common Shares | Stock Amount | Paid-In Capital | Retained Earnings | Shareholder's Equity |
|---|---|---|---|---|---|
| BALANCE - December 31, 2013 | 1,000 | $ 6,000 | $ 31,100 | $ 288,479 | $ 325,579 |
| 2014 NET INCOME | | - | - | $ 25,021 | 25,021 |
| BALANCE - December 31, 2014 | 1,000 | $ 6,000 | $ 31,100 | $ 313,500 | $ 350,600 |

The Accompanying Notes are an Integral Part of these Financial Statements.

# AMERICAN WEALTH MANAGEMENT, INC.
## STATEMENT OF CASH FLOWS

Exhibit D

| | December 31, 2014 | December 31, 2013 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (Loss) | $ 25,021 | $ (2,468) |
| Adjustments to Reconcile Net Profit to Net Cash Provided (Used) in Operating Activities: | | |
| Depreciation | 232 | 845 |
| Deferred Taxes | 7,742 | (202) |
| Prior Period Adjustment to Cash | | 12,603 |
| (Increase) Decrease in Operating Assets: | | |
| Commissions Receivable | (4,136) | 705 |
| Other Receivables | 12,540 | (20,514) |
| Prepaid Expenses | 640 | 2,238 |
| Increase (Decrease) in Operating Liabilities: | | |
| Commissions Payable | (10,724) | 17,102 |
| Payroll Taxes Payable | (3,145) | 5,451 |
| Accrued Expenses | (28,461) | (8,164) |
| NET CASH USED BY OPERATING ACTIVITIES | (291) | 7,596 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of Securities Owned | (9,126) | (17,233) |
| Acquision of Furniture and Fixtures | - | (1,466) |
| Advances to brokers, net | - | 13,263 |
| Decrease (Increase) in Advances to Stockholder | 1,763 | (2,817) |
| NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES | (7,363) | (8,253) |
| DECREASE IN CASH AND CASH EQUIVALENTS | (7,654) | (657) |
| CASH AT BEGINNING OF YEAR | 101,976 | 102,633 |
| CASH AT END OF YEAR | $ 94,322 | $ 101,976 |

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions. The Company operates as a general securities broker-dealer executing trades for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized.

C. Commission income and the related expense are recorded on a trade date basis as transactions occur.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

E. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income taxes - Deferred taxes at December 31, 2014 and 2013 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal examinations for years before 2011.

Income taxes- (Continued)

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the years ended December 31, 2014 and 2013, management believes there are no material amounts of uncertain tax positions.

G. Clearance Agreement- In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services on a fully disclosed basis for the customer accounts of the Company. The Company is required to keep a minimum deposit of cash or securities of $25,000 with the clearing broker-dealer.

H. Management's Review - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 16, 2015, the date in which the financial statements were available to be issued.

I. Fair Value- FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's investments are comprised of equity securities and mutual funds, all of which are classified as held for investment and are carried at their level 1 fair value based on the quoted market prices of the securities at December 31, 2014 and 2013.

Fair Value (continued)

Following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

Fair Value Measurement on a Recurring Basis
As of December 31, 2014:

| | Level1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities Owned: | | | | |
| Equities-Trading | $25,782 | -0- | -0- | $25,782 |

Fair Value Measurement on a Recurring Basis
As of December 31, 2013:

| | Level1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities Owned: | | | | |
| Equities-Trading | $20,182 | -0- | -0- | $20,182 |

Change in unrealized gain relating to assets held at December 31, 2014, and 2013 is $7,101 and $4,640, respectively.

Prior Period Adjustment: For 2013, the Company reclassified $12,603 from Level 1 equities-Trading Mutual Fund to cash. There was no effect on net income for 2013 or 2014.

2. INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years and for benefits of net operating loss carry forward. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

INCOME TAXES (Continued)

The components of income tax (benefit) provision are as follows:

| | 2014 | | | 2013 | | |
|---|---|---|---|---|---|---|
| | Total | Deferred | Current | Total | Deferred | Current |
| Federal | $ 5,540 | $ 5,540 | - | $ (144) | $ (144) | $ - |
| State | 2,202 | 2,202 | - | (58) | (58) | - |
| | $ 7,742 | $ 7,742 | - | $ (202) | $ (202) | $ - |

Net Operating Loss Carry forwards:

The Company has loss carry forwards that total $6,194 at December 31, 2014 and $43,129 at December 31, 2013 that may be offset against future taxable income. The December 31, 2014 loss carry-forwards will expire as follows:

| | |
|---|---|
| December 31, 2031 | $5,232 |
| December 21, 2033 | 962 |
| | $6,194 |

Deferred Tax Assets:

The Company's deferred tax reflect the net tax effects of differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes as follows:

| | 2014 | 2013 |
|---|---|---|
| Net Operating Loss Carry forward | $ 2,729 | $ 10,471 |

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. LAWSUIT SETTLEMENT LIABILITY

The Company settled a lawsuit in 2013 and agreed to pay $64,000. The Company had a liability related to this law suit of $24,000 at December 31, 2013. The $24,000 amount is included in on the Statement of Financial Condition in "Accrued Expenses" at December 31, 2013. The liability was paid in full as of December 31, 2014.

5. ADVANCES TO STOCKHOLDER

The Company had at December 31, 2014 and December 31, 2013 an advance to Stockholder that is due on demand and is uncollateralized of $178,028 and $176,265. The advance to stockholder carries an interest rate of 1% in 2014 and 1.5% in 2013. Accrued interest receivable is $67,764 at December 31, 2014 and $66,001 at December 31, 2013 and is included in the balance of the advance to stockholder.

6. OPERATING LEASE

The Company has a lease for its office facility under a non-cancelable operating lease continuing through July 31, 2017. Lease expense was $56,482 in 2014 and $66,473 in 2013.

Future minimum lease payments are:

| | |
|---|---|
| 2015 | $48,929 |
| 2016 | 50,397 |
| 2017 | 51,909 |
| | $151,235 |

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2014, the Company had net capital of $134,918 which was $129,918 in excess of its required net of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.16651 to 1.0.

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2014

| | | |
|---|---|---|
| TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION | $ | 350,600 |
| LESS NON-ALLOWABLE ASSETS | | |
| Commissions Receivable - Brokers | | |
| Deferred Tax Asset | | 5,651 |
| Furniture and Equipment, Net | | 2,729 |
| Prepaid Expenses | | 389 |
| Advances to Stockholder | | 18,143 |
| Security Deposit | | 178,028 |
| Subtotal Non Allowable Assets | | 6,511 |
| | | 211,451 |
| Less: Haircut on Securities - | | |
| Haircut on Money Market - | | -3867 |
| TOTAL HAIRCUT ON SECURITIES AND MONEY MARKET | | -364 |
| | | (4,231) |
| NET CAPITAL | $ | 134,918 |
| AGGREGATE INDEBTEDNESS | | |
| Payroll Taxes Payable | | |
| Accrued Liabilities | $ | 4,357 |
| Commissions Payable | | 6,225 |
| | | 11,883 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 22,465 |
| RATIO – Aggregate Indebtedness to Net Capital | | 0.16651 |
| BASIS NET CAPITAL REQUIREMENT | | |
| Net Capital (above) | $ | 134,918 |
| Minimum Net Capital Requirement (See note A below) ($22,465 x 6 2/3% = $1,498) | | 5,000 |
| EXCESS NET CAPITAL | $ | 129,918 |

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000

**Reconciliation with Company's computation (included in part II of Form X-17A-5) as of December 31 2014**

| | | |
|---|---|---|
| Net Capital, as reported in Company's part II (unaudited) FOCUS report | $ | 136,249 |
| Audit Adjustments: | | |
| Payroll Tax | | |
| Professional Fees Expense | | 4,893 |
| | | (6,224) |
| Net Capital Per above | $ | 134,918 |

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECUTITES AND EXCHANGE COMMISSION

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2014.

SCHEDULE 3

AMERICAN WEALTH MANAGEMENT, INC.
INFORMATIOIN RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the proivisions of Rule 15c3-3 under the Securities Exhange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Wealth Management, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which American Wealth Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Wealth Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) American Wealth Management, Inc. stated that American Wealth Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Wealth Management Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Wealth Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPAs PC
Marietta, GA
February 16, 2015

AMERICAN WEALTH MANAGEMENT

*Managing Assets Worldwide*

February 16, 2015

**Broker Dealers Annual Exemption Report**

American Wealth Management, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2}(ii) of the Rule.

To the best of our knowledge and belief, American Wealth Management, Inc. met the aforementioned exemption provisions throughout the most recent year ending December 31, 2014 without exception

Jerome A. Borzello
Financial and Operations Principal

2/16/2015

Jerome Borzello, *President*
1050 Crown Pointe Parkway • Suite 1230
Atlanta, GA 30338
770.392.8740 • 1nternational Direct #001.770.392.8740
Fax: 770.392.8745
jerryborzcllo@awminc.biz
Member: FINRA/SIPC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholder
American Wealth Management, Inc.
Atlanta, GA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by American Wealth Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating American Wealth Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. American Wealth management's management is responsible for American Wealth Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no material differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs PC
Marietta, GA
February 16, 2015

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683